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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G
             Information Statement pursuant to Rule 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)

                               The Beard Company
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    07384R408
                                 (CUSIP Number)


                                    12/31/04
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

[x]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



CUSIP NO.  07384R408

--------------------------------------------------------------------------------
1)  Names of Reporting Persons                  I.R.S. Identification Nos. of
                                                above persons (entities only):

    The Beard Group 401(k) Plan                 I.R.S. No.  73-1284770
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a
    Member of a Group                  (a)  [__]
    (See Instructions)                 (b)  [__]

--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Citizenship or Place of
    Organization                                         OKLAHOMA

--------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power                    0
Beneficially               (6)  Shared Voting Power            380,567
Owned by                   (7)  Sole Dispositive Power               0
Each Reporting             (8)  Shared Dispositive Power       380,567
Person with

--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially                             380,567
     Owned by Each Reporting Person

--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)                          [__]

--------------------------------------------------------------------------------
11)  Percent of Class Represented
     By Amount in Row 9                                         7.86%

--------------------------------------------------------------------------------
12)  Type of Reporting Person
                                                   EP

--------------------------------------------------------------------------------


Item 1. (a)     Name of Issuer:  The Beard Company

        (b)     Address of Issuer's Principal Executive Offices

                5600 N. May, Suite 320
                Oklahoma City, OK 73112

Item 2. (a)     Name of person Filing:  The Beard Group 401(k) Plan

        (b)     Address of Principal Business Office or, if none, Residence

                5600 N. May, Suite 320
                Oklahoma City, OK 73112

        (c)     Citizenship:  Oklahoma

        (d)     Title of Class of Securities:  COMMON STOCK

        (e)     CUSIP Number 07384R408

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (a)     [_]     Broker or dealer registered under section 15 of the
                        Act (15 U.S.C. 78o)

        (b)     [_]     Bank as defined in section 3(a)(6) of the Act
                        (15 U.S.C. 78c)

        (c)     [_]     Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c)

        (d)     [_]     Investment company registered under section 7 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

        (e)     [_]     An investment adviser in accordance with section
                        240.13d-1(b)(1)(ii)(E)

        (f)     [X]     an employee benefit plan or endowment fund in
                        accordance with section 240.13d-1(b)(1)(ii)(F)

        (g)     [_]     A parent holding company or control person in
                        accordance with section 240.13d-1(b)(1)(ii)(G)

        (h)     [_]     A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813)

        (i)     [_]     A church plan that is excluded from the definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-33)

        (j)    [_]      Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned:  380,567

        (b)     Percent of class:  7.86%

        (c)     Number of shares as to which the person has:

                (i)     Sole power to vote or to direct the vote:       0

                (ii)    Shared power to vote or to direct the vote      380,567

                (iii)   Sole power to dispose or to direct the
                        disposition of                                  0

                (iv)    Shared power to dispose or to direct the
                        disposition of                                  380,567

Item 5. Ownership of Five Percent or Less of a Class

        NOT APPLICABLE

Item 6. Ownership of More than Five percent on Behalf of Another Person.

        NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group

        NOT APPLICABLE

Item 9. Notice of Dissolution of Group

        NOT APPLICABLE

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 2, 2005               THE BEARD GROUP 401(k) PLAN

                                       By:  INVESTRUST, N.A., Trustee


                                            C.A. HARTWIG
                                            C.A. Hartwig, Vice President